September 13, 2021

Pam Howell

Ron Alper

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC
Offering Statement on Form 1-A
Filed August 31, 2021
File No. 024-11462

Dear Ms. Howell:

On behalf of Iron Bridge Mortgage Fund, LLC, I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Wednesday, September 15, 2021, or as soon thereafter as possible.

Sincerely,

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

cc: Gregory E. Struxness